

April 20, 2011

Mr. Ray A. Smith
CEO and President
Trycera Financial, Inc.
18200 Von Karman Ave, Suite 850
Irvine, CA 92612

> **Re: Trycera Financial, Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 18, 2011**
> **File No. 0-30872**

Dear Mr. Smith:

We note that your financial statements for the year ended December 31, 2009 were audited by Chisholm, Bierwolf, Nilson & Morrill, LLC. Effective April 8, 2011, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Chisholm, Bierwolf, Nilson & Morrill, LLC. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/Chisholm.pdf.

As Chisholm, Bierwolf, Nilson & Morrill, LLC is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission. If Chisholm, Bierwolf, Nilson & Morrill, LLC audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

Please amend your Form 8-K filed on April 18, 2011 to include all of the information required by Item 4.01 of Form 8-K and Item 304 of Regulation S-K. In providing this information, please also indicate that the PCAOB has revoked the registration of your prior auditor, Chisholm, Bierwolf, Nilson & Morrill, LLC. We believe the revocation of the accountant's PCAOB registration and the reasons thereto would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading.

If you are unable to obtain an Exhibit 16 letter from Chisholm, Bierwolf, Nilson & Morrill, LLC please disclose this fact in the Form 8-K.

Once you explain Chisholm, Bierwolf, Nilson & Morrill, LLC's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Your amended Form 8-K should be filed within four business days of receipt of this letter. Please tell us how you intend to address any re-audit requirements no later than May 3, 2011. Please file your response letter on EDGAR as correspondence. If you have any questions, please contact Michael Volley, Staff Accountant, at 202-551-3437.

Sincerely,

Michael Volley
Staff Accountant